SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)
AMERICAN SPECTRUM REALTY, INC.
(Name of Issuer)
COMMON STOCK, $.01 par value
(Title of Class of Securities)
02970Q 10 4
(CUSIP Number)
TIMOTHY R. BROWN
333 Clay Street, Suite 3300
Houston, TX 77002
(713) 951-5822
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 17, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	02970Q 10 4

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy R. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		20,387

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		83,837

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,387

WITH	10	SHARED DISPOSITIVE POWER

		83,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	104,224

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	7.5%

14	TYPE OF REPORTING PERSON

	IN

Item 1. Security and Issuer
Common Stock, $0.01 par value.
American Spectrum Realty, Inc.
5850 San Felipe
Houston, TX 77057
Item 2. Identity and Background
(a), (b) and (c) This statement on Schedule 13D is being filed by Timothy R. Brown. The business address of Mr. Brown is 333 Clay Street, Suite 3300, Houston, TX 77002. Mr. Brown is an attorney at Thompson & Knight LLP.

(d)	During the past five years, Mr. Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Brown has not been convicted in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Brown is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Brown and his affiliates have used their own funds to purchase the Common Stock purchased by them.
Item 4. Purpose of Transaction
     Mr. Brown and his affiliates have acquired the Issuer’s securities for investment purposes.
     As described in Item 6, Mr. Brown, William J. Carden and John N. Galardi intend to purchase up additional shares, jointly, in open market transactions.
     Mr. Brown or his affiliates may, in addition, make additional purchases of securities of the Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer’s business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.
     Depending on these factors, Mr. Brown or his affiliates may decide at any time to sell all or part of its holdings of the Issuer’s securities in one or more public or private transactions.

Item 5. Interest in Securities of the Issuer
(a)	The aggregate number of shares of the Common Stock beneficially owned by Mr. Brown is 104,224. The percentage of the shares of the Common Stock beneficially owned by Mr. Brown is 7.5%.

(b)	Mr. Brown has the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote:	20,387
(ii)	Shared power to vote or to direct the vote:	83,837
(iii)	Sole power to dispose or to direct the disposition of:	20,387
(iv)	Shared power to dispose or to direct the disposition of:	83,837
(c)	During the past 60 days, Messrs. Brown, Carden and Galardi have jointly purchased shares of Common Stock as follows (See Item 6):

Date	Number of Shares	Price Per Share
September 17, 2008	233	$29.00
September 17, 2008	10,000	$30.00
     Each of these purchases was effected in open market transactions on the American Stock Exchange.
(d)	With respect to the shares jointly purchased by Messrs. Brown, Carden and Galardi, the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares are shared by Messrs. Brown, Carden and Galardi.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Brown, William J. Carden and John N. Galardi intend to jointly purchase, commencing December 26, 2007, up to 300,000 shares, and Messrs. Brown, Carden and Galardi may be deemed to constitute a group with respect to any such shares. Messrs. Brown, Carden and Galardi have jointly purchased 83,837 shares through September 25, 2008.
Item 7. Material to Be Filed as Exhibits

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 26, 2008

/s/ Timothy R. Brown
Timothy R. Brown